EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Years Ended December 31,			Six Months Ended June 30, 2016
	2015	2014	2013
			(In thousands)
Fixed charges:
Interest expense	36	—	91	49
Portion of rental expense which represents interest factor	184	44	14	330

Total fixed charges	220	44	105	379

Earnings available for fixed charges:
Pre-tax loss	(35,816)	(11,120)	(4,825)	(33,662)
Add: fixed charges	220	44	105	379

Deficiency of earnings available to cover fixed charges	(35,596)	(11,076)	(4,720)	(33,283)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A

(1)	In each of the periods presented, earnings were not sufficient to cover fixed charges.